March 27, 2024

To The Coca-Cola Company Stockholders:

CommonSpirit Health, along with co-filers including the Sisters of Charity of St. Elizabeth, Sisters of St. Francis Dubuque, Sisters of Charity of the Blessed Virgin Mary, Sisters of St. Joseph of Peace, Benedictine Sisters of Mount St. Scholastica, Congregation of Benedictine Sisters, and Trinity Health (together, the “Proponents''), urge stockholders to vote FOR Item 7 (the “Proposal”) at The Coca-Cola Company’s (“Coca-Cola’s” or the “Company’s”) annual stockholder meeting on Wednesday, May 1, 2024 at 8:30 am ET.

The Proposal asks Coca-Cola's Board of Directors to issue a third-party assessment by November 1, 2024, at reasonable expense and excluding proprietary information, on the Company’s efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners (“NSSs”).

The report should cover how the Company evaluates potential health impacts of NSS in its products, including the safety authorities relied upon for NSS guidance, and the Company’s affiliation with and/or financial support of researchers or research institutions, international agencies, or reporting/regulatory bodies studying or making health or safety recommendations about NSS.

Resolved: Shareholders of The Coca-Cola Company (“Coca-Cola” or the “Company”) request the Board of Directors issue a third-party assessment by November 1, 2024, at reasonable expense and excluding proprietary information, on the Company’s efforts to assess and mitigate potential health harms associated with the use of non-sugar sweeteners (“NSS”).

The report should cover how the Company evaluates potential health impacts of NSS in its products, including the safety authorities relied upon for NSS guidance, and the Company’s affiliation with and/or financial support of researchers or research institutions, international agencies, or reporting/regulatory bodies studying or making health or safety recommendations about NSS.

In summary, the Assessment of Health Harms Associated with NSSs requested by the Proposal would:

●	Assure the Company’s shareholders that Coca-Cola is taking adequate steps to monitor emerging science, including awareness of potential bias in studies undertaken and/or funded by organizations with an interest in obtaining a particular research outcome;
●	Mitigate risk associated with the use of products that increasingly are shown to have health harms and lack significant health benefits, which might result in negative legal, financial and reputational consequences for the Company;

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

●	Bolster shareholder confidence regarding the Company’s governance and risk management structures; and
●	Demonstrate leadership in corporate accountability and oversight of potential health risks related to NSSs.

The third-party assessment will provide the Company with an unbiased perspective on the adequacy of its efforts to monitor emerging science that can better prepare Coca-Cola to pivot, if necessary, to safer alternatives. Further, the third-party assessment can provide a level of transparency that could raise the reputation of Coca-Cola within the food and beverage sector as well as among general consumers and the Company’s shareholders.

The Company Self-selects Science and Relies on Governmental Regulation that is Questionable

Coca-Cola reports on its website that it follows “global regulatory requirements”, and other research which it qualifies as this: “Whether it is the research we fund independently or when we work in partnership, our company associates and others with whom we engage are required to adhere to the highest level of scientific integrity and to align with our research principles.”1

In investigating their research principles further, the Company touts objectivity and transparency, but includes clauses that still call into question the Company’s influence. For example: “Researchers are expected to generate an appropriately phrased hypothesis and to conduct research that will answer relevant questions.”1 This language alone indicates the Company has control over defining what they see as “appropriate” and “relevant” in research. Studies have demonstrated that companies’ self-funded research is often biased. A 2018 study published in the American Journal of Public Health concluded that corporate funding “can drive research agendas away from questions that are the most relevant for public health.”2

A study published in the journal PLOS One recently reported on the involvement of the food industry in peer-reviewed articles, examining potential bias in research outcomes associated with the industry’s support. Findings revealed, “Food industry involvement in peer-reviewed research in leading nutrition-related journals is commonplace. In line with previous literature, this study has shown that a greater proportion of peer-reviewed studies involving the food industry have results that favor relevant food industry interests than peer-reviewed studies without food industry involvement. Given the potential competing interests of the food industry, it is important to explore mechanisms that can safeguard the integrity and public relevance of nutrition research.”3 Studies such as this give reason for investors to be concerned not only with industry bias in research choice, but also with scientific outcomes. Indeed, there is cause for due diligence that assures investors that research around the use of NSS is comprehensive and inclusive of fundings not affiliated with industry funding or sponsorship.

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1 https://www.coca-colacompany.com/policies-and-practices/transparency#scientificResearch

2 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6187765/

3 https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0243144

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

While shareholders understand that companies must abide by regulatory standards, there is cause for concern when one looks into the realities of the science governments themselves are following. The U.S. Food and Drug Administration (FDA), for example, last reviewed the safety of Aspartame in 1996.4 The European Food Safety Authority’s most recent review of Aspartame was in 2013,5 and Health Canada appears to have last reviewed Aspartame in 1981, subsequently relying on other global or country specific regulatory bodies to determine safety.6 Regulatory bodies are often behind in identifying and reacting to emerging science. As an example, trans fats were officially banned in the U.S.by the FDA in 2015.7 However, enough scientific evidence was emerging a decade or so before the early 2000s that consumers were beginning to self-monitor their intake of trans fats. While it took the FDA another 10 or so years to come to the conclusion that trans fats were harmful to health, consumers were relying on science that had already clearly linked trans fats with heart disease. It is not unreasonable to think that food and beverage companies may suffer a similar scenario.

The Company Claims Health Benefits that Are Incorrect or Misleading

Coca-Cola asserts in its Statement of Opposition that, “When consumed as part of a healthy diet and lifestyle, sugar alternatives can help consumers meet public health recommendations to reduce added sugars and serve as a tool to control calories and manage body weight. Sugar alternatives also play a key role in offering dietary choices to people living with diabetes.”8

In making this assertion, the Company ignores key evidence, completely ignoring that in 2023 the World Health Organization (WHO) recommended “against the use of non-sugar sweeteners (NSS) to control body weight or reduce the risk of noncommunicable diseases (NCDs), like diabetes.”9 WHO goes on to say that the “use of NSS does not confer any long-term benefit in reducing body fat in adults or children. Results of the review also suggest that there may be potential undesirable effects from long-term use of NSS, such as an increased risk of type 2 diabetes, cardiovascular diseases, and mortality in adults.”9

A July 2023 study in Diabetes Care, a journal of the American Diabetes Association, agrees with WHO’s assertion, saying that its “findings of positive associations between artificial sweetener intakes and increased T2D [Type 2 Diabetes] risk strengthen the evidence that these additives may not be safe sugar alternatives.”10

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4 https://www.ewg.org/news-insights/news/2023/11/use-sweeteners-exploding-despite-regulatory-vacuum?auHash=NbeIqcDWytbX_vYHjXizCeJygwOusJWPdl6ZgAIhkBw

5 https://www.efsa.europa.eu/en/topics/topic/aspartame

6 https://www.canada.ca/en/health-canada/services/food-nutrition/food-safety/food-additives/sugar-substitutes/aspartame-artificial-sweeteners.html

7 https://www.hsph.harvard.edu/news/hsph-in-the-news/us-bans-artificial-trans-fats/

8 https://investors.coca-colacompany.com/filings-reports/proxy-statements/content/0001558370-24-003468/0001558370-24-003468.pdf

9 https://www.who.int/news/item/15-05-2023-who-advises-not-to-use-non-sugar-sweeteners-for-weight-control-in-newly-released-guideline

10 https://diabetesjournals.org/care/article/46/9/1681/153434/Artificial-Sweeteners-and-Risk-of-Type-2-Diabetes

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

Coca-Cola also touts the indirect health benefits of NSS associated with environmental health, as “non-sugar sweeteners help make food systems more sustainable by using fewer resources in their production.”11 Conserving resources obviously has forward-looking health benefits, especially as the world experiences diminishing natural resources. However, there is growing evidence demonstrating the existence of significant pollutant harms associated with NSSs. Because the human body does not process NSSs in the same way it processes sugars, the chemical substances remain undigested and are eliminated into the wastewater where they remain too small to be filtered out as they pass through treatment plants.12 This means that the ecosystem health and human health are continually impacted. A 2021 study in the Journal of Environmental Public Health concluded: “The presence of the ASs [artificial sweeteners] and their degradation products in aquatic systems is a new threat to aquatic life due to their presence in significant concentration.”13

We are concerned that the Company has cherry-picked the science it wishes to follow and that it has not adequately researched health harms to the ecosystem, which in turn impacts human health in potentially irreversible ways through the loss of or alteration to aquatic life.

The Company Seems Unaware of the Growing Body of Negative Research and the Media Attention to the Potential Harmful Impacts of NSSs

The Company largely admits that it follows global regulations and science that it or its partners fund or influence.1 Therefore, it is understandable yet wholly unacceptable that Coca-Cola has not yet publicly acknowledged concerns around the use of NSSs.

A simple Google search using the terms “research on non-sugar substitutes” reveals pages and pages of results.14 Similarly, a search using the terms “food, emerging science on non-sugar substitutes” also yields robust results.15 There is a large body of science to follow when assessing these chemical substitutes for sugar.

Of note in these searches are the many occurrences of mainstream media coverage of NSSs. Both searches turn up sources such as The Washington Post, the New York Times, CNN, USA Today, ABC News, CBS News, NBC News, the New York Post, the Wall Street Journal, and more.

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11 https://investors.coca-colacompany.com/filings-reports/proxy-statements/content/0001558370-24-003468/0001558370-24-003468.pdf

12 https://magazine.scienceconnected.org/2022/12/artificial-sweeteners-affect-our-bodies-and-environment/

13 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8060115/

14 https://www.google.com/search?q=research+on+non-sugar+substitutes&rlz=1C1GCCA_en&oq=research+on+non-sugar+substitutes
&gs_lcrp=EgZjaHJvbWUyBggAEEUYOTIGCAEQRRhAMgYIAhBFGEAyBggDEEUYQNIBCTEwOTk3ajBqN6gCALACAA&sourceid=chrome&ie=UTF-8#ip=1

15https://www.google.com/search?q=food%2C+emerging+science+on+nonsugar+substitutes&rlz=1C1GCCA_en&oq=food%2C+emerging+science+on+
nonsugar+substitutes&gs_lcrp=EgZjaHJvbWUyBggAEEUYOTIGCAEQRRhAMgYIAhBFGEAyBggDEEUYQNIBCTEwMzgyajBqN6gCALACAA&sourceid=chrome&ie=UTF-8

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.

Also of note are the many highly respected research entities publishing on the safety of NSSs, including Johns Hopkins, JAMA, National Institutes of Health, Harvard T Chan School of Public Health, Cedars-Sinai, Mayo Clinic, Cleveland Clinic, and more.

The sheer number of highly visible media entities and highly respected research bodies reporting on the safety of NSSs should be an indicator that there is mounting attention and concern over human health impacts. There is a reputational risk now in avoiding scientific and consumer-based concerns.

Summary Statement

Though global regulatory bodies, including the Joint FAO/WHO Expert Committee on Food Additives (JECFA) have recently “reaffirmed the existing acceptable daily intake (ADI) level for aspartame of 0-40 mg/kg body weight,16 providing a measure of protection for Coca-Cola in the use of NSSs, the history with other chemically developed or -altered foods show that legal risks appear to be unbound by public policy. To avoid a situation similar to the trajectory of trans fats, the Company should be making every effort to follow the full body of science - not what is most favorable to NSSs. In doing so, Coca-Cola has the opportunity to position itself as a leader in the development for safer, healthier products for their consumers. Coca-Cola states that “Our vision is to craft the brands and choice of drinks that people love, to refresh them in body & spirit.”17 If the Company is indeed concerned with the “body & spirit” of its consumers, the responsible path is one that seeks transparent assessment. Only through this third-party, unbiased analysis can the Company truly assess the extent to which it is grounded in sound science that best serves consumers.

Proponents urge your support for this proposal.

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

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16 https://www.fao.org/fao-who-codexalimentarius/news-and-events/news-details/en/c/1644807/

17 https://www.coca-colacompany.com/about-us/purpose-and-vision

This communication does not seek authority to act as any shareholder’s proxy, and no shareholder should send their proxy card to any of the Proponents. Vote your proxies as instructed in Coca-Cola’s proxy materials.